

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 16, 2012

<u>Via E-mail</u>
James M. Rallo
Chief Financial Officer and Treasurer
Liquidity Services, Inc.
1920 L St. N.W., 6th Floor
Washington, DC 20036

> **Re: Liquidity Services, Inc.**
> **Form 10-K for Fiscal Year Ended September 30, 2011**
> **Filed December 9, 2011**
> **Form 10-Q for the Fiscal Quarter Ended December 31, 2011**
> **File No. 000-51813**

Dear Mr. Rallo:

We have reviewed your letter dated March 2, 2011 in connection with the above-referenced filings and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended September 30, 2011</u>

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Key Business Metrics, page 38</u>

1.   You indicate in your response to prior comment 1 that auction participants are determined by the number of registered buyers who bid in an auction for that time period. We further note from your disclosures on page 39 that a registered buyer who bids or participates in more than one auction is counted as an auction participant in <u>each</u> auction in which he or she participates. Accordingly, it appears that in any given period, a particular buyer can be included more than once in your auction participants metric. Please confirm. Also, ignoring the number of auctions a particular buyer participated in,

tell us the number of registered buyers that actively participated in auctions during each of the last three fiscal years and tell us how you consider registered active buyers when analyzing and managing your business. In addition, tell us your consideration to include a discussion of registered active buyers and its impact on your revenues and operations as previously requested.

Item 15. Exhibits and Financial Statement Schedules

Note 7. Intangible Assets, page 73

2.   We note your response to prior comment 5. Regardless of the fact that you disclosed the increases to goodwill due to acquisitions in Note 4 and the impairment of goodwill in Note 5, please confirm that in future filings you will include the reconciliation of the changes in the carrying amount of goodwill as required by ASC 350-20-50-1. We refer you also to the sample disclosures in ASC 350-20-55-24.

Note 12. Stockholders' Equity, page 76

3.   We note from your response to prior comment 7 that the disclosure for assumptions used to estimate the fair value of your stock options represent the range of assumptions for the three fiscal years for the period ended September 30, 2011. Please revise to clarify this in future filings. Additionally, to the extent that assumptions vary and materially impact the fair value of stock options on a yearly basis, we believe you should separately disclose the range of assumptions used for each fiscal year presented in future filings.

4.   To the extent you do not separately disclose weighted average contractual life for exercisable options, please revise your disclosures in future filings to clarify that this metric is not materially different from that of the outstanding options as indicated in your response to prior comment 8.

Form 10-Q for the Fiscal Quarter Ended December 31, 2011

Note 4. Jacobs Trading Acquisition, page 10

5.   We note from your response to prior comment 9 that the fair value of the stock consideration for the Jacobs Trading acquisition was determined by discounting the closing price of the shares on September 30, 2011 as a result of the restrictions applicable to the shares. As previously requested, revise to disclose this information in future filings pursuant to ASC 805-30-50-1-b-4. Also, please ensure that your revised disclosures clarify the type of the restrictions placed on these securities.

You may contact Melissa Feider at (202) 551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3499 with any other questions.
.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief